Exhibit 23.1
The Board of Directors and Stockholders
Corporación Andina de Fomento
     We consent to the use of our report dated January 30, 2007 relating to the balance sheets of Corporación Andina de Fomento (“CAF”) as of December 31, 2006 and 2005, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006, included in CAF’s registration statement and the prospectus forming a part thereof to which this letter is filed as an exhibit. In addition, we consent to the reference to our firm under the heading “Independent Auditors” in the prospectus.
/s/ KPMG

Caracas, Venezuela
December 27, 2007